Exhibit 4.5

Execution Version

THE GOVERNMENT OF THE REPUBLIC OF ZAMBIA

ZCCM INVESTMENTS HOLDINGS PLC

VEDANTA RESOURCES LIMITED

VEDANTA RESOURCES HOLDINGS LIMITED

VEDANTA RESOURCES JERSEY LIMITED

KONKOLA COPPER MINES PLC

DEED OF ADHERENCE, NOVATION AND GUARANTEE RELATING TO THE

2023 SHAREHOLDERS’ AGREEMENT IN RESPECT OF KONKOLA COPPER MINES PLC

THIS DEED is dated 1 JUNE 2026

BETWEEN:

(1)	THE GOVERNMENT OF THE REPUBLIC OF ZAMBIA acting through the Minister of Finance and National Planning (“GRZ”);

(2)	ZCCM INVESTMENTS HOLDINGS PLC a company incorporated in Zambia (company registration number 119540000771), whose registered office is at ZCCM-IH Office Park, Stand No. 16806, Alick Nkhata Road, Massmedia Complex Area, Lusaka, Zambia (“ZCCM-IH”);

(3)	VEDANTA RESOURCES LIMITED, a company incorporated in England and Wales (company registration number 4740415), whose registered office is at c/o CSC CLS (UK) Limited 5 Churchill Place, 10th Floor, London, United Kingdom, E14 5HU (“Vedanta”);

(4)	VEDANTA RESOURCES HOLDINGS LIMITED, a company incorporated in England and Wales (company registration number 4761147), whose registered office is at c/o CSC CLS (UK) Limited 5 Churchill Place, 10th Floor, London, United Kingdom, E14 5HU (“VRHL”);

(5)	KONKOLA COPPER MINES PLC, a company incorporated in Zambia (company registration number 119990043628), whose registered office is at Stand M/1498 Fern Avenue, Chingola, Zambia (the “Company”);

(6)	VEDANTA RESOURCES JERSEY LIMITED, a company incorporated in Jersey (company registration number 103389), whose registered office is at 44 Esplanade, St Helier, Jersey, JE4 9WG (the “New Shareholder”);

each of the Persons referred to in (1) to (6) collectively being, the “Parties” and each a “Party”.

WHEREAS:

(A)	There is in issue one billion, ninety-eight million, six hundred and seventy-seven thousand, four hundred and seventy-three (1,098,677,473) Ordinary Shares, sixty million (60,000,000) Deferred Shares and the Special Share in the Company. VRHL by way of the Subscription Agreement, originally subscribed for Ordinary Shares comprising fifty-one per cent (51%) of the issued Ordinary Shares in the Company. On or about 9 April 2008, following the exercise of VRHL’s call option under a Call Option Deed dated 5 November 2004, VRHL acquired further Ordinary Shares and forty-eight million (48,000,000) Deferred Shares in the Company, thereby increasing its shareholding to seventy-nine point four per cent (79.4%) of the Ordinary Shares in the Company. ZCCM-IH holds twenty point six per cent (20.6%) of the Ordinary Shares in the Company and twelve million (12,000,000) Deferred Shares.

(B)	GRZ is the legal and beneficial owner of the Special Share.

(C)	As at the Transfer Date, the New Shareholder shall be a directly wholly-owned subsidiary of CopperTech Metals Inc. (“CTM”) and an indirectly wholly-owned subsidiary of VRHL, and thereby an Affiliate of VRHL as at the date of this Deed. As at the date of this Deed, CTM is the ultimate holding entity through which the Vedanta Group proposes to undertake certain listing, financing, capital raising and related transactions linked directly or indirectly to the Company and the KCM Group.

(D)	The Vedanta Group including, among others, Vedanta, VRHL, CTM and the New Shareholder propose to undertake an internal corporate reorganisation whereby:

(i)	pursuant to a transfer agreement dated on or around the date of this Deed, VRHL has agreed to Transfer the Vedanta Shares to the New Shareholder (the “Share Reorganisation”); and

(ii)	pursuant to a series of intra-group transactions, the New Shareholder shall by executing the relevant transfer instruments set out in Schedule 2, become a party to certain of the Vedanta Shareholder Commitment Agreements and Existing Vedanta Liabilities, the particulars and outstanding amounts of which are included in the information set out in Schedule 4, the sole effect of which shall be to transfer the benefit and burden of the said loans and obligations under such agreements (other than the Funded Scheme Loans and the Excluded Existing Vedanta Liabilities) to the New Shareholder by substituting the New Shareholder as a party in place of the existing Vedanta Group party, without varying or otherwise affecting the terms, rights, protections or obligations applicable to the Company under such Additional Agreement, which shall, save for the change in party to the New Shareholder (and save as pursuant to the CESLA Amendment and Restatement Agreement in respect of the Capital Expenditure Support Loan Agreement), continue in full force and effect on the same terms and conditions as are currently in effect prior to such transfer (the “Vedanta Shareholder Loans Reorganisation”),

(the Share Reorganisation and the Vedanta Shareholder Loans Reorganisation, collectively the “Intra-Group Transaction”), in furtherance of a broader restructuring, listing and financing transaction pursuant involving CTM, which will impact the Vedanta Shares and certain shareholder funding arrangements relating to the Company, and pursuant to which CTM shall become the ultimate holding entity through which the Vedanta Group proposes to undertake certain capital raising, debt financings and related transactions connected (direly and indirectly) to the business, operations, mineral resources, reserves, assets and future cashflows of the Company and the KCM Group.

(E)	VRHL has proposed, following the completion of the arrangements described in Recital (D), to conduct an initial public offering of less than fifty percent (50%) the common stock of CTM on the New York Stock Exchange (the “Proposed IPO”), which requires the consent of ZCCM-IH pursuant to clause 18 of the Shareholders’ Agreement.The Parties acknowledge that the Company and the KCM Group constitute material strategic and economic assets underpinning the Proposed IPO and that the Intra-Group Transaction must preserve and promote the long-term economic interests of the Company, ZCCM-IH and the Republic of Zambia.

(F)	The Parties acknowledge and agree that the consent contemplated under this Deed is granted by ZCCM-IH and GRZ in reliance upon the representations, warranties, guarantees, funding commitments, disclosures and undertakings made by VRHL and the New Shareholder pursuant to this Deed in connection with the Intra-Group Transaction and the Proposed IPO.

(G)	The Parties have entered into this Deed (which supplements and amends the Shareholders’ Agreement), among other things, for the purpose of: (1) regulating the exercise of the Parties’ rights and obligations in relation to the Shareholders’ Agreement and other Relevant Agreements in respect of the Intra-Group Transaction pursuant to Clause 14.2.2 and Clause 14.5.1(a) of the Shareholders’ Agreement; and (2) implementing certain transactions between them in respect of the Company.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Deed (including in the Recitals), the following words and expressions shall have the following meanings:

“Additional Agreements” means the agreements set out in Schedule 1 to this Deed (which excludes the Community Support Loan Agreement and Creditor Settlement Support Loan Agreement, such agreements relating to Excluded Existing Vedanta Advance Liabilities and the Framework Commercial Agreements);

“Additional Agreement Party” means in relation to each Additional Agreement, each party thereto (other than VRHL or any Affiliate of VRHL), as specified in Schedule 1 to this Deed;

“Amended and Restated Capital Expenditures Support Loan Agreement” means the amended and restated Capital Expenditures Support Loan Agreement as amended by the CESLA Amendment and Restatement Deed;

“Beneficiary” means: (a) in relation to the Shareholders’ Agreement, any one of the Continuing Parties; (b) in relation to each Additional Agreement, each Additional Agreement Party; and (c) in relation to any of the foregoing agreements, any other person or persons who (after the Transfer Date) adheres or otherwise becomes party to such agreement (not being an Affiliate of VRHL) and “Beneficiaries” shall mean each Beneficiary in relation to both the Shareholders’ Agreement and all the Additional Agreements);

“Capital Expenditures Support Loan Agreement” means the capital expenditures support loan agreement between the Company and VRHL dated 22 December 2023;

“CESLA Amendment and Restatement Agreement” means the amendment and restatement deed which amends and restates, and partially novates the Capital Expenditures Support Loan Agreement, in the form set out in Part A of Schedule 2 and to be entered into by and between the New Shareholder, VRHL and the Company on or about the date of this Deed;

“Committed IPO Proceeds” has the meaning given to it in clause 7.1. ;

“Community Support Loan Agreement” means the community support loan agreement between the Company and VRHL dated 22 December 2023;

“Continuing Parties” means collectively, Vedanta, ZCCM-IH, the Company and GRZ and “Continuing Party” means any of them;

“Creditor Settlement Support Loan Agreement” means the creditor support settlement loan agreement between the Company and VRHL dated 06 December 2023;

“Deed” means this Deed;

“Execution Document” has the meaning given to it in clause 5.3.

“Excluded Existing Vedanta Liabilities” shall mean:

(a)	the advances extended by Sterlite Copper (a unit of Vedanta Limited) and Fujairah Gold FZC to the KCM Group for copper offtake; and

(b)	intercompany advance extended by Black Mountain Mining (Proprietary) Limited to the KCM Group,

all as admitted under the Scheme of Arrangement and confirmed by the scheme administrator, HLB Advisory and Accounting pursuant to their letter addressed to the Company and dated 30 August 2024;

“Existing Vedanta Liabilities” has the meaning given to it in the Shareholders’ Agreement;

“Existing Vedanta Party Secured Payment Obligations” has the meaning given to it in the Shareholders’ Agreement;

“Existing Vedanta Party Unsecured Loans” shall have the meaning given to it in the Shareholders’ Agreement;

“Framework Commercial Agreements” shall mean collectively:

(a)	Framework Sale Agreement Copper Cathode dated on or about 10 January 2024 and made among the Company, Vedanta and VRHL; and

(b)	Framework Sale Agreement Copper Anode dated on or about 10 January 2024 and made among the Company, Vedanta and VRHL;

“Funded Scheme Loans” means the portions of each of the New Vedanta Shareholder Loans funded by VRHL to the Company prior to the Transfer Date, consisting of:

(a) $330,000,000 (three hundred and thirty million United States Dollars) funded under the Capital Expenditures Support Loan Agreement,

(b) $250,000,000 (two hundred and fifty million United States Dollars) funded under the Creditor Settlement Support Loan Agreement; and

(c) $20,000,000 (twenty million United States Dollars) ‘Community Support Commitment’ and $750,000 (seven hundred and fifty thousand United States Dollars) ‘Once-off Employee Bonus’ funded under the Community Support Loan Agreement;

“Guarantee” means the guarantee and indemnity provided by the Guarantor under clause 6 of this Deed to guarantee the performance by the New Shareholder of its obligations under each Relevant Agreement;

“Guaranteed Obligations” means all present and future liabilities and obligations at any time (whether in respect of payments or otherwise, whether actual or contingent, whether owed jointly or severally and whether owed as principal or surety or in any other capacity) owing or incurred by the New Shareholder to any Beneficiary under or in relation to any Relevant Agreement;

“Guarantor” means VRHL;

“Implementation Agreement” means the implementation agreement dated 6 November 2023 between, amongst others, the Continuing Parties, as amended from time to time;

“Intra-Group Transaction” has the meaning given to it in Recital D;

“KDMP CAPEX Milestone” has the meaning given to it in clause 7.5.

“Loss” or “Losses” includes, in respect of any matter, all demands, claims, actions, proceedings, damages, payments, fines, penalties, losses, costs (including reasonable legal costs), expenses (including tax), disbursements or other liabilities in any case of any nature whatsoever, but excluding any special, punitive, or indirect consequential damages;

“New Vedanta Shareholder Loans” means collectively, the Capital Expenditures Support Loan, the Community Support Loan and the Creditor Settlement Support Loan;

“Notice of Dispute” has the meaning given to it in clause 10.2.

“NYSE” means the New York Stock Exchange;

“Proposed IPO” has the meaning given to it in Recital (E);

“Relevant Agreements” means the Shareholders’ Agreement and the Additional Agreements;

“Rules” has the meaning given to it in clause 11.1. ;

“Settlement Agreement” means the global settlement agreement dated on or about 4 January 2024 and entered into between, amongst others, GRZ, ZCCM-IH, Vedanta, VRHL and the Company that resolves and/or settles litigation and disputes between the parties thereto that arose prior to the entering into of such agreement;

“Shareholders’ Agreement” means the shareholders agreement in respect of the Company executed on 6 November 2023 by the Continuing Parties and VRHL;

“Share Reorganisation” has the meaning give to it in Recital (D);

“Tribunal” has the meaning given to it in clause 11.1. ;

“Transfer Date” means the date on which the New Shareholder becomes a shareholder of the Company, being the date on which the name of the New Shareholder is entered in the Company’s register of shareholders;

“Vedanta Group” means Vedanta and its Affiliates from time to time, and “member of Vedanta Group” shall be construed accordingly;

“Vedanta Shares” means all shares in the capital of the Company held by VRHL as at the date of this Deed, comprising: (a) eight hundred seventy-two million, five hundred sixty-nine thousand, six hundred forty-nine (872,569,649) Ordinary Shares, representing seventy-nine point four percent (79.4%) of the issued Ordinary Shares in the Company; and (b) forty-eight million (48,000,000) Deferred Shares, representing eighty percent (80%) of the issued Deferred Shares in the Company; and

“Vedanta Intragroup Balances” means the balances as at the Transfer Date between the Company, VRHL and its relevant Affiliates under the Additional Agreements, Existing Vedanta Liabilities and New Vedanta Shareholder Loans, as set out in Schedule 4;

“Vedanta Shareholder Loans Reorganisation” has the meaning given to it in Recital (D);

“Vedanta Shares Transfer Instrument” means the instrument of transfer of the Vedanta Shares from VRHL to VRJL, in the form set out in Schedule 3;

“Vedanta Shareholder Loans Transfer Instruments” means the transfer instrument(s) in relation to each Additional Agreement, as identified in Schedule 1 to this Agreement, and entered into by the New Shareholder (and each other relevant Party hereto) pursuant to which the New Shareholder agrees to be bound by, observe, perform and comply with all rights, obligations, terms and provisions of each such Additional Agreement as if it had been an original party thereto in place of VRHL from the date of execution of each such agreement; and

“Zambian Law Governed Agreements Transfer Instrument” means the transfer instrument(s) in relation to the Implementation Agreement and Settlement Agreement, in the form set out in Part B of Schedule 2 and entered into by the New Shareholder (and each other relevant party thereto) pursuant to which the New Shareholder agrees to be bound by, observe, perform and comply with all rights, obligations, terms and provisions of the Implementation Agreement and the Settlement Agreement as if it had been an original party thereto in place of VRHL from the date of execution of each such agreement.

1.2.	Unless expressly defined under this Deed or the context expressly requires otherwise, words and expressions used in this Deed shall have the meaning given to them in the Shareholders’ Agreement.

1.3.	Save where specifically required or indicated otherwise in this Deed:

1.3.1.	a reference to one gender includes all genders, a reference to an individual includes undertakings and vice versa, words in the singular include the plural and vice versa, and a reference to the whole includes a reference to any part;

1.3.2.	references to any document (including this Deed) are references to that document as amended, consolidated, supplemented, novated or replaced from time to time;

1.3.3.	references to the word “include” or “including” (or any similar term) are not to be construed as implying any limitation and general words introduced by the word “other” (or any similar term) shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things;

1.3.4.	references to a “person” shall include any individual, firm, company, unincorporated association, trust, government, state or agency of state, association, joint venture or partnership, in each case whether or not having a separate legal personality and references to a “company” shall include any company, corporation or other body corporate wherever and however incorporated or established; and

1.3.5.	references to any “matter” are references to any fact, matter, event or circumstance (including any omission to act).

2.	Supplement to the Shareholders’ Agreement

2.1.	This Deed is a supplemental deed to the Shareholders’ Agreement which shall supplement and amend the Shareholders’ Agreement, and with effect from the Transfer Date:

2.1.1.	this Deed shall constitute a Transaction Document; and

2.1.2.	the Shareholders’ Agreement, together with this Deed, shall, with effect on and from the date hereof, be read and construed as one document and references in the Shareholders’ Agreement to “this Agreement” shall from the Transfer Date (but not for any purposes prior to the Transfer Date) incorporate references to this Deed.

2.2.	Except as supplemented and/or amended by the terms of this Deed, the terms of the Shareholders’ Agreement shall remain in full force and effect.

3.	Novation of Shareholders’ Agreement from VRHL to the New Shareholder

3.1.	Subject to compliance with the terms and conditions of this Deed, the Continuing Parties hereby agree to the Intra-Group Transaction, with the transfer of the Vedanta Shares from VRHL to the New Shareholder to take place as at the Transfer Date on the terms of the Vedanta Shares Transfer Instrument.

3.2.	The New Shareholder agrees and undertakes to VRHL, the Continuing Parties and to any other person or persons who may become party to the Shareholders’ Agreement from time to time, that:

3.2.1.	from and including the Transfer Date, the New Shareholder shall be bound by and comply in all respects with the Shareholders’ Agreement and assume the benefits of the Shareholders’ Agreement and shall observe, perform, be bound by and comply with all the provisions of the Shareholders’ Agreement as though the New Shareholder had executed the Shareholders’ Agreement (and was named as a party to the Shareholders’ Agreement in respect of the Vedanta Shares) at (and at all times from) the date of its execution; and

3.2.2.	the New Shareholder assumes legal responsibility for the discharge of any of the obligations and liabilities of VRHL under the Shareholders’ Agreement arising prior to the Transfer Date and in respect of which performance remains outstanding (whether in whole or in part) as at the Transfer Date.

3.3.	The Continuing Parties agree and undertake with each other and VRHL, that from and including the Transfer Date, except as otherwise provided for under this Deed (and in particular without prejudice to its obligations under clauses 6 and 7 of this Deed) and the Shareholders’ Agreement, VRHL is irrevocably and unconditionally released from all its future obligations under the Shareholders’ Agreement, except for any obligations that are expressly stated to continue without limit in time and without prejudice to any liabilities, claims and demands of or made against VRHL in respect of any breach, non-observance or non-performance by VRHL of its obligations under the Shareholders’ Agreement occurring prior to the Transfer Date, which shall continue to be the responsibility of VRHL.

4.	Relevant Agreement Adherence Undertakings

4.1.	Subject to clause 4.2. , the New Shareholder (and each other relevant Party hereto) undertakes that it (and in the case of any Affiliate of VRHL that is not a Party, VRHL shall procure that such Affiliate) shall enter into the transfer instrument specified in Schedule 1 in relation to each Additional Agreement, such that from and including the Transfer Date the New Shareholder shall be bound by and comply in all respects with each Additional Agreement and agrees from such date to observe, perform, be bound by and comply with all the provisions of each such Additional Agreement as though it had executed and was named as a party thereto in place of VRHL at (and at all times from) the date of execution of such Additional Agreement.

4.2.	With respect to the Vedanta Shareholder Loans Transfer Instruments, the New Shareholder and VRHL undertake:

(a)	as soon as is reasonably practicable and in any event within ten (10) days of the date of this Deed, to provide draft copies of the Vedanta Shareholder Loans Transfer Instruments to ZCCM-IH and to take into account any reasonable comments provided by ZCCM-IH in finalising such drafts for execution;

(b)	that the sole effect of each Vedanta Shareholder Loans Transfer Instrument shall be to transfer the benefit, rights, entitlements and burden of the said obligations under the Additional Agreement(s) to which it relates to the New Shareholder, without varying, amending or otherwise affecting the terms, rights, protections or obligations of the Company under such Additional Agreement, and which shall, save for the substitution of the New Shareholder in place of VRHL (or such other relevant transferring Vedanta Group member) and any other amendments intended to give effect to such substitution, continue in full force and effect on the same terms and conditions as immediately prior to such transfer; and

(c)	to deliver to the Continuing Parties, true, complete and duly executed copies of the Vedanta Shareholder Loans Transfer Instruments not later than the following day after they are executed, provided that in each case, they must be executed and become effective by way of the occurrence of the Transfer Date not later than the earlier to occur of:

(i)	25 June 2026; and

(ii)	the date falling one day prior to the date on which the listing of CTM takes place pursuant to the Proposed IPO.

4.3.	The Continuing Parties hereby acknowledge and agree that, notwithstanding the requirements of clause 14.5.1(a) of the Shareholders’ Agreement, the Funded Scheme Loans and Excluded Existing Vedanta Liabilities shall not be transferred by the relevant Vedanta Group lender to the New Shareholder, and in that regard:

(a)	VRHL shall remain a party to the Community Support Loan Agreement and Creditor Settlement Support Loan Agreement, which shall not be transferred by VRHL to the New Shareholder;

(b)	VRHL shall, with respect to the Capital Expenditures Support Loan Agreement:

(i)	remain a party to the extent of the amount advanced to the Company thereunder as at the date of this Deed (being $330,000,000.00); and

(ii)	with respect to all other outstanding obligations (including as at the date of this Deed, $670,000,000.00, being the amount that remains unfunded), shall be transferred to the New Shareholder,

in each case as reflected in the terms of the Amended and Restated Expenditures Support Loan Agreement (with effect from the Transfer Date); and

(c)	the Excluded Existing Vedanta Liabilities shall not be transferred to or assumed by the New Shareholder and shall remain obligations of the KCM Group owed to the original lenders, being Sterlite Copper (a unit of Vedanta Limited), Fujairah Gold FZC and Black Mountain Mining (Proprietary) Limited.

5.	Representations and Warranties of the New Shareholder

The New Shareholder represents and warrants to the Continuing Parties, that as at the Transfer Date:

5.1.	it is a company duly incorporated and validly existing in all respects under the laws of its jurisdiction of incorporation, with full power and authority to own its assets and carry on its business as it is now being conducted;

5.2.	no action has been taken or threatened (whether by it or a third party) for or with a view to (and is likely to result in) its liquidation, receivership or analogous process;

5.3.	the execution by it of this Deed and each document required under this Deed to be executed by it (each an “Execution Document”) has been validly authorized and the obligations expressed as being assumed by it under this Deed and Execution Document constitute its valid, legal and binding obligations, enforceable against it in accordance with their respective terms except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium and other laws relating to or affecting creditors’ rights generally;

5.4.	it has the authority to execute, deliver and perform this Deed, each Execution Document and each other document or agreement delivered hereunder or thereunder; and

5.5.	the execution and delivery by it of this Deed, each Execution Document and the fulfilment and compliance with the terms of this Deed and each Execution Document by it does not and shall not:

5.5.1.	conflict with or result in a breach of the terms, conditions or provisions of;

5.5.2.	constitute a default under;

5.5.3.	give any third party any right to modify or terminate any obligation under;

5.5.4.	require any consent, approval exemption or other action by or notice to any court or administrative or governmental body or regulatory authority pursuant to; or

5.5.5.	result in the creation or enforcement of any Encumbrance under,

its constitutional documents or any law, statute rule or regulation to which it is subject or any agreement, instrument, order judgment or decree to which it or any of its Affiliates is subject.

6.	Guarantee and Indemnity

6.1.	The Guarantor irrevocably and unconditionally:

6.1.1.	guarantees to the Beneficiaries:

(a)	the due and punctual performance by the New Shareholder of the Guaranteed Obligations; and

(b)	compliance by the New Shareholder with each Relevant Agreements; and

6.1.2.	undertakes with the Beneficiaries that whenever the New Shareholder:

(a)	does not pay any amount (including for the avoidance of doubt US$670,000,000.00, being the amount remaining unfunded under the Capital Expenditures Support Loan Agreement as at the date of this Deed) when due under or in connection with the Guaranteed Obligations, it shall immediately on demand pay that amount as if it was the principal obligor; and

(b)	fails to perform any other obligations under any Relevant Agreements, it shall immediately on demand perform (or procure performance of) and satisfy (or procure the satisfaction of) that obligation, so that the same benefits are conferred on each of the Beneficiaries as they would have received if such obligation had been performed and satisfied by the New Shareholder.

6.2.	The Guarantor as a separate and independent obligation and liability from its respective obligations and liabilities in clause 6.1, undertakes to indemnify and hold each of the Beneficiaries harmless from and against any Loss suffered or incurred by it:

6.2.1.	as a result of the non-performance by the New Shareholder of any of its obligations under any Relevant Agreement; or

6.3.	if any obligation guaranteed by it (or purported to be guaranteed by it) under this clause 6 is or becomes unenforceable, invalid or illegal.

6.4.	Each of the Guarantors’ obligations under this Guarantee are principal obligations and are not ancillary or collateral to any other right or obligation under this Deed, the Shareholders’ Agreement or otherwise.

6.5.	This Guarantee is a continuing guarantee and shall remain in full force and effect and will extend to all of the obligations of the New Shareholder under each Relevant Agreements and is in addition to, and without prejudice to, and not in substitution for, any rights or security which the Beneficiaries may have for the performance and observance of the Guaranteed Obligations by the New Shareholder.

6.6.	The Guarantor shall be entitled to raise any equivalent rights in defence of liability in relation to any claim or demand by the Beneficiary against it under this Deed as the New Shareholder has or would have against the Beneficiary under the Relevant Agreements (save as to unenforceability, invalidity or illegality of the Relevant Agreements other than where any such unenforceability or invalidity arises as a result of a breach by the Beneficiary under the Relevant Agreement) or would have been entitled to raise were it not for the unenforceability, invalidity or illegality of the Relevant Agreement.

6.7.	If any discharge or arrangement (whether in respect of the Guaranteed Obligations or any security to those Guaranteed Obligations or otherwise) is made by the Beneficiaries in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration or otherwise, without limitation, then the liability of the Guarantors under this Guarantee will continue or be reinstated as if the discharge, release or arrangement had not occurred.

6.8.	The obligations of the Guarantor under this Guarantee will not be affected by an act, omission, matter or thing which, but for this clause 6.8, would reduce, release or prejudice any of its obligations under this Guarantee (without limitation and whether or not known to it or the Beneficiaries) including:

6.8.1.	any time, waiver, forbearance or consent granted to, or composition with, the New Shareholder or any other person;

6.8.2.	the release of any other person under the terms of any composition or arrangement with any creditor of the New Shareholder;

6.8.3.	the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, the New Shareholder or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

6.8.4.	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of the New Shareholder or any other person;

6.8.5.	any unenforceability, illegality or invalidity of any obligation of any person under the Relevant Agreements;

6.8.6.	any insolvency or similar proceedings of the New Shareholder;

6.8.7.	any incapacity or lack of power, authority or legal personality of the New Shareholder or change in control, ownership or status of the New Shareholder;

6.8.8.	any amendment to the Relevant Agreements; or

6.8.9.	any other act, event or omission which might operate to discharge, impair or otherwise affect any of the obligations of the Guarantors or any of the rights, powers and remedies conferred on the Beneficiaries under the Relevant Agreements.

6.9.	Until the Guaranteed Obligations have been irrevocably paid in full and unless the Beneficiaries otherwise direct, each of the Guarantors will not exercise any rights (its “rights of recourse”) which it may have by reason of performance by it of its obligations under this Guarantee or by reason of any amount being payable, or liability arising, under this Guarantee:

6.9.1.	to be indemnified by the New Shareholder or otherwise claim from the New Shareholder any sums which may be owing to it from New Shareholder;

6.9.2.	to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Beneficiaries under the Relevant Agreements or of any other guarantee or security taken pursuant to, or in connection with, the Guaranteed Obligations by the Beneficiaries;

6.9.3.	to bring legal or other proceedings for an order requiring the New Shareholder to make any payment or perform any obligation in respect of which VRHL (as applicable) has given a guarantee, undertaking or indemnity under this Guarantee;

6.9.4.	to exercise any right of set-off or counterclaim against the New Shareholder; or

6.9.5.	to claim or prove as a creditor of the New Shareholder or any other person or its estate in competition with the Beneficiaries.

6.10.	If the Guarantor receives any benefit, payment or distribution in relation to such rights it shall hold that benefit, payment or distribution to the extent necessary to enable all amounts which may be or become payable to the Beneficiaries under or in connection with the Relevant Agreements to be repaid in full on trust for the Beneficiaries and shall promptly pay or transfer the same to the Beneficiaries for application in accordance with the terms of this Guarantee.

6.11.	Without prejudice to the generality of clause 6.9, each of the Guarantors expressly confirms that it intends that this Guarantee shall extend from time to time to all of the obligations of the New Shareholder notwithstanding any (however fundamental) variation, increase, extension or addition of or to the Relevant Agreements or any facility or amount made available under any of the Relevant Agreements and any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs or expenses associated with any of the foregoing.

6.12.	The Guarantor represents and warrants to the Beneficiaries, and acknowledges that the Beneficiaries accepts this Guarantee in reliance of, that as of the date of this Guarantee:

6.12.1.	it is a limited liability corporation, duly incorporated and validly existing under the laws of the jurisdiction of its incorporation;

6.12.2.	it has the power to own its assets and to carry on its business as it is being conducted;

6.12.3.	it has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, this Guarantee to which it is a party and the transactions contemplated by the Guarantee to which it is a party;

6.12.4.	the obligations expressed to be assumed by it in this Guarantee are legal, valid, binding and enforceable obligations;

6.12.5.	the entry into and performance by it of this Guarantee and the performance of its obligations under, and the transactions contemplated by, this Guarantee do not conflict with:

6.12.5.1.	any applicable law;

6.12.5.2.	its constitutional documents; or

6.12.5.3.	any document which is binding upon it or any of its assets or constitute a default or termination event (however described) under any such document.

6.13.	The Parties agree that, in respect of any failure by the New Shareholder to pay any amount when due under or in connection with the Guaranteed Obligations, the aggregate amount recoverable from the Guarantor under this Guarantee in respect of such payment obligation shall not exceed the relevant amount due and payable by the New Shareholder pursuant to the terms of the Relevant Agreement.

6.14.	No provision of this Guarantee may be amended, modified or waived, otherwise than by the express written agreement of the New Shareholder, the Guarantors and each of the Beneficiaries.

7.	Utilisation of Proposed IPO Proceeds

7.1.	VRHL, irrevocably and unconditionally, guarantees to the Beneficiaries to procure and ensure that CTM, being a subsidiary of the Guarantor, shall upon and subject only to the completion of the Proposed IPO, contribute the sum of US$670,000,000 (six hundred and seventy million United States Dollars) from the net proceeds of the Proposed IPO (the “Committed IPO Proceeds”) to the New Shareholder, in the amounts prescribed and not later than [three (3)] Business Days prior to the date of each KDMP Capex Milestone set out in clause 7.3. below.

7.2.	VRHL, irrevocably and unconditionally, guarantees to the Beneficiaries to procure that the New Shareholder shall, and the New Shareholder shall:

7.2.1.	pay to the Company by way of loan pursuant to the Amended and Restated Capital Expenditures Support Loan Agreement, the amounts prescribed and not later than the date of each KDMP Capex Milestone set out in clause 7.3. below; and

7.2.2.	procure that the Company shall timely issue such Utilisation Requests (as defined in the Amended and Restated Capital Expenditures Support Loan Agreement) to the New Shareholder as may be required in order to facilitate timely payment of each amount contemplated by clause 7.2.1 above and clause 7.3. .

7.3.	VRHL, the New Shareholder and ZCCM-IH shall procure that the Company shall, and the Company shall, apply all such funds received from CTM (via the New Shareholder pursuant to the Amended and Restated Capital Expenditures Support Loan Agreement) as capital expenditure in respect of KDMP (the Konkola Deep Mining Project).

7.4.	The KDMP Capex Milestones have been prescribed on the basis of the draft KDMP Capex proposal submitted by the Company to ZCCM-IH and VRHL for approval on 6 May 2026. ZCCM-IH agrees to use all reasonable endeavours to review and approve (with any requirements for changes or amendments only in respect of matters that do not affect the dates or amounts prescribed in the KDMP Capex Milestones) a final draft of the KDMP Capex Approval not later than 15 June 2026.

7.5.	For purposes of this clause 7, each “KDMP Capex Milestone” shall be as follows (on a cumulative basis):

(a)	by 30 June 2026, USD 104,000,000 (one hundred and four million United States Dollars);

(b)	by 31 December 2026, USD 207,000,000 (two hundred and seven million United States Dollars);

(c)	by 30 June 2027, USD 390,000,000 (three hundred and ninety million United States Dollars);

(d)	by 31 December 2027, USD 572,000,000 (five hundred and seventy-two million United States Dollars); and

(e)	by 30 June 2028, USD 670,000,000 (six hundred and seventy million United States Dollars).

7.6.	To ensure alignment of the KDMP Capex Milestone with the funding timelines under the Shareholders’ Agreement, the Parties hereby agree that clause 15.1.2 (d) of the Shareholders’ Agreement shall be amended to state:

(d) by the date falling 24 months following the Funding Assessment Period Commencement Date: USD537,000,000;

7.7.	Save as amended by clause 7.5 above, clause 15 of the Shareholders’ Agreement shall remain in full force and effect and shall continue to operate in accordance with its terms.

7.8.	In the event that the Proposed IPO does not complete in sufficient time to enable the funding of the first KDMP Capex Milestone in accordance with clause 7.4 (a) (that is by 30 June 2026) from the Committed IPO Proceeds, the New Shareholder shall fund such first KDMP Capex Milestone in accordance with clause 7.4(a), and the Committed IPO Proceeds shall be reduced by an amount equal to the amount so funded by the New Shareholder.

7.9.	Each of VRHL and the New Shareholder represents and warrants that:

7.9.1.	all disclosures, projections, technical reports, public statements and regulatory filings relating to the Company and the KCM Group in connection with the Proposed IPO are accurate, complete, not misleading and prepared in compliance with all applicable stock exchange rules and securities regulatory requirements and all Applicable Laws; and

7.9.2.	the Proposed IPO shall be undertaken in compliance with all applicable stock exchange rules and securities regulatory requirements and all Applicable Laws.

7.10.	VRHL and the New Shareholder, shall procure and ensure that CTM, makes full and proper disclosure of the following matters in any registration statement and prospectus (and other associated statements and materials) in connection with the Proposed IPO:

7.10.1.	that CTM, shall upon and subject to the completion of the Proposed IPO, contribute the sum of US$670,000,000 (six hundred and seventy million United States Dollars) from the net proceeds of the Proposed IPO to the New Shareholder, for the purpose of funding the outstanding balance that will become due and payable under the Amended and Restated Capital Expenditures Support Loan Agreement;

7.10.2.	that the proceeds to be contributed by CTM as per clause 7.10.1 above shall be used for the development of the KDMP, on and subject to the terms and conditions in the Amended and Restated Capital Expenditures Support Loan Agreement;

7.10.3.	that such contribution is made in fulfilment of the New Shareholder’s funding commitments pursuant to clause 15.1.2 of the Shareholders’ Agreement. In the event that the New Shareholder fails to satisfy its funding obligations under the Amended and Restated Capital Expenditures Support Loan or pursuant to clause 15.1.2 of the Shareholders’ Agreement, such funding default shall automatically trigger the deemed transfer provisions set out in clause 15 of the Shareholders’ Agreement, which, among other things, requires the defaulting party to deliver written notice to the other parties, who may elect to treat such notice as an irrevocable offer to sell all of the defaulting party’s shares in and shareholder loans to the Company; and

7.10.4.	that VRHL entered into an agreement with the Continuing Parties, to provide an unconditional and irrevocable guarantee for the due and punctual performance of the New Shareholder’s funding obligations under both the Amended and Restated Capital Expenditures Support Loan and clause 15.1.2 of the Shareholders’ Agreement. The Guarantee shall remain in full force and effect for the entire period that the New Shareholder remains a shareholder in Company and until, in so far as the Guarantee relates to a payment obligation, shall remain in force until all guaranteed obligations have been fully and unconditionally discharged.

8.	Notice details

For purposes of notice or other communication under or in connection with Clause 27 of the Shareholders’ Agreement, each other Relevant Agreement and this Deed, the New Shareholder’s address is as follows:

Vedanta Resources Jersey Limited

44 Esplanade, St Helier,

Jersey, JE4 9WG

Email: kieran.oshea@cscglobal.com and info@vedantaresources.com

9.	General

9.1.	The Parties expressly acknowledge and agree that clauses 18 (Confidentiality), 20 (No Assignment), 21 (Waiver, Remedies and Amendments), 22 (Invalidity), 23 (No Partnership of Agency), 27 (Notices) and 32 (Waiver of Sovereign Immunity) of the Shareholders’ Agreement shall apply to and shall be deemed to have been incorporated by reference into this Deed, mutatis mutandis

9.2.	Each of VRHL and the New Shareholder shall procure, and shall use all reasonable endeavours to procure, that any necessary third party shall, promptly execute and deliver such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this Deed.

9.3.	The Company and the GRZ shall not bear any costs and expenses in connection with the negotiation, preparation, execution, registration and performance of this Deed (and any documents referred to in it). Each of ZCCM-IH and each Vedanta Party shall bear and pay its own costs and expenses incurred in connection with the negotiation, preparation, execution, registration and performance of this Deed (and any documents referred to in it).

9.4.	This Deed may be executed in any number of counterparts, in wet ink or electronically, each of which when executed and delivered is an original, but all the counterparts together constitute the same document. For the purposes of satisfying the authentication or similar requirements prescribed under Zambian law, the Parties hereby agree that the final execution of this Deed within Zambia shall be effected by KCM, ZCCM-IH or GRZ, whereupon this Deed shall be deemed to have been duly executed from within Zambia.

10.	Amicable Settlement of Disputes

10.1.	Any Dispute shall be resolved in accordance with this Clause 10 and Clause 11 of this Deed. The dispute resolution methods specified herein are exclusive, and the Parties agree not to submit Disputes to any other forum, court or tribunal. The provisions of Clause 11 shall not apply to any Dispute until a period of thirty (30) days, or any longer period agreed between the Parties, shall have elapsed following service of a Notice of Dispute, as described below.

10.2.	A Party may serve on any other Party a notice (“Notice of Dispute”) stating the existence of a Dispute and describing its nature.

10.3.	Following service of a Notice of Dispute, the Parties shall attempt in good faith to settle such Dispute amicably. If the Parties agree, the Chartered Institute of Arbitrators Zambia Branch may be requested to nominate a mediator to assist in attempting to settle the Dispute amicably. If a period of thirty (30) days, or any longer period agreed between the Parties, shall have elapsed following service of a Notice of Dispute, the provisions of Clause 11 shall apply to such Dispute.

11.	Arbitration

11.1.	Subject to the provisions of Clause 10 above, the Parties hereby consent to submit any Dispute for final resolution by arbitration in accordance with the UNCITRAL Arbitration Rules (the “Rules”) as in force and effect on the date of service of Notice of Dispute under Clause 10 above, save as modified by the provisions of this Clause 11. The tribunal shall consist of a sole arbitrator (the “Tribunal”) and the appointing authority shall be the Secretary General of the Permanent Court of Arbitration at the Hague. The place of arbitration shall be Johannesburg, South Africa and the language of the arbitration shall be English.

11.2.	The Tribunal shall be instructed that time is of the essence in proceeding with its determination on any Dispute, and unless otherwise agreed by the Parties, the decision of the Tribunal shall be rendered within thirty (30) days of the conclusion of the final hearing of the Dispute. The decision of the Tribunal shall be in writing and reasons for the decision shall be given.

11.3.	An award in proceedings under the Rules shall be final and binding on the Parties and judgement thereon may be entered in any court having jurisdiction for the purpose of enforcing the award. The Parties undertake to keep strictly confidential the content of the arbitral proceedings and any arbitral award made in such proceedings.

11.4.	Where a Dispute has been referred for settlement by arbitration in accordance with the Rules, then the Parties shall not be entitled to exercise any rights or election arising in consequence of any alleged default by a Party arising out of the subject matter of the Dispute until the relevant part of the Dispute has been resolved by an award of the Tribunal.

11.5.	Nothing in this Deed shall prevent a Party from seeking interim, conservatory or injunctive relief from any court of competent jurisdiction for purposes of preventing asset dissipation, value leakage or any breach of this Deed pending final determination of any Dispute.

11.6.	Subject to clause 11.5, unless the Deed has already been repudiated or terminated, the Parties shall continue to observe and perform all the obligations contained in, and may exercise their rights under, this Deed notwithstanding the reference of any Dispute to arbitration.

12.	Governing Law

This Deed shall be governed by and construed in accordance with the laws of Zambia which the Parties acknowledge and agree is supplemented, so far as they are relevant, by the rules of international law.

IN WITNESS WHEREOF this Deed has been executed as a Deed by the parties hereto and is intended to be and is hereby delivered by it as a Deed on the date specified above.

Execution Version

SCHEDULE 1

Additional Agreements

	Agreement	Transfer Instrument	Schedule/Clause reference
1.	Capital Expenditures Support Loan Agreement	CESLA Amendment and Restatement Agreement	Schedule 2 Part A
2.	Existing Vedanta Party Secured Payment Obligations being a reimbursement receivable owed to Vedanta for certain guarantees honoured by Vedanta on behalf of the Company in an aggregate amount of USD 366,960,380 (comprising of a principal amount of USD 274 million, together with all accrued and unpaid interest in an amount of USD 93 million thereon)	Vedanta Shareholder Loans Transfer Instruments	Clause 4.2
3.

Existing Vedanta Party Unsecured Loans (together with applicable Existing Shareholder Amendment Agreements) comprising of the following:

(a)            receivables owed by the Company to Vedanta in the amount of USD 15 million, together with all accrued and unpaid interest thereon; and

(b)           the dividend declared but unpaid and consequently owed by the Company to VRHL in the amount of USD 40 million

		Vedanta Shareholder Loans Transfer Instruments	Clause 4.2
4.	The Amended and Restated Consolidated Shareholder Loan Agreement originally entered into on 21 November 2013 and 15 October 2014 and consolidated into a single agreement on 18 August 2017 and as amended and restated on 22 December 2023 between the Company and Vedanta Resources Jersey II Limited relating to the aggregate amount of USD 1,541,995,891 (made up of a principal sum of USD 1,038 million, together with all accrued and unpaid interest in an amount of USD 504 million thereon)	Vedanta Shareholder Loans Transfer Instruments	Clause 4.2
5.	Settlement Agreement	Zambian Law Governed Agreements Transfer Instrument	Schedule 2 Part B
6.	Implementation Agreement	Zambian Law Governed Agreements Transfer Instrument	Schedule 2 Part B

SCHEDULE 2

Forms of Transfer Instrument

Part A – CESLA Amendment and Restatement Agreement

Part B – Zambian Law Governed Agreements Transfer Instrument

SCHEDULE 3

Vedanta Shares Transfer Instrument

SCHEDULE 4

Vedanta Intragroup Balances1

Current Lender: legal entity	Category	Purpose	Terms	Amount ($m) as on 31st Dec 2025	New Lender: Legal Entity
VRL II	Existing Vedanta Party Unsecured Loan	General Corporate Purposes & Interest thereon	Nil Interest Repayment as per waterfall	1,542.00	VRL
VRL	Existing Vedanta Party Secured Payment Obligations	Guarantees honoured by VRL for the Company on liquidation and interest thereon		367.19	VRL
VRL	Existing Vedanta Liabilities	Other Payables		14.77	VRL
VRHL	Existing Vedanta Liabilities	Dividend Payable		39.71	VRL
Total -Loans that will be transferred to new Lender (VRL)				1,963.67
VRHL	New Vedanta Shareholder Loans/Funded Scheme Loans	Principal loan under Capital Expenditures Support Loan	Interest -SOFR+7% Repayment as per Cashflow Waterfall	330.00	VRHL- Original Lender
VRHL		Principal loan under Creditor Settlement Support Loan Agreement		250.00	VRHL- Original Lender
VRHL		Principal loan under Community Support Loan Agreement		20.75	VRHL- Original Lender
VRHL		Interest on Community Expenditures Support Loan, Creditor Support Loan, Communitysupport Loan		54.18	VRHL- Original Lender
VEDL(Fujairah, Sterlite& BMM)	Existing Vedanta Advance Liabilities	Advances for copper offtake & intercompany charges	Nil Interest Repayment as per waterfall	106.84	Original lenders being: •Sterlite Copper (a unit of Vedanta Limited): • Fujairah Gold FZC; and • Black Mountain Mining (Proprietary) Limited
Total - Loans that will NOT be transferred				761.76
VRHL	Unfunded portion of Capital Expenditure Support Loan	Principal loan under Capital Expenditures Support Loan	Interest -SOFR+7% Repayment as per Cashflow Waterfall	670.00	VRL

________________________________

1 Note to MMLP: the balances need to be set out as against the relevant contracts (with the contract particulars).

EXECUTION PAGES

EXECUTED and DELIVERED as a deed by the said	)
THE GOVERNMENT OF THE REPUBLIC OF	)
ZAMBIA	)
by its duly authorised representative	)

Felix Nkulukusa
Signature of Authorised Representative		Name of Authorised Representative

Date: 1st June 2026
Time: 19:30 hours
Place: Lusaka

EXECUTED and DELIVERED as a deed by the said	)
VEDANTA RESOURCES LIMITED	)
by its duly authorised representative	)

Signature of Authorised Representative		Name of Authorised Representative

Date: 1 JUNE 2026
Time: 13:51 HRS.
Place: LUSAKA

EXECUTED and DELIVERED as a deed by the said	)
VEDANTA RESOURCES HOLDINGS LIMITED	)
by its duly authorised representative	)

Signature of Authorised Representative	Name of Authorised Representative

Date: 1 JUNE 2026
Time: 13:51 HRS.
Place: LUSAKA

EXECUTED and DELIVERED as a deed by the said	)
ZCCM INVESTMENTS HOLDINGS PLC	)
by its duly authorised representative	)

Signature of Director	Name of Director

Date: 1 JUNE 2026
Time: 13:58
Place: LUSAKA

EXECUTED and DELIVERED as a deed by the said	)
KONKOLA COPPER MINES PLC	)
by its duly authorised representative	)

Signature of Director	Name of Director

Date: 1 JUNE 2026
Time: 13:51 HRS
Place: LUSAKA

EXECUTED and DELIVERED as a deed by the said	)
VEDANTA RESOURCES JERSEY LIMITED	)
by its duly authorised representative	)

Signature of Authorised Representative	Name of Authorised Representative

Date: 1 JUNE 2026
Time: 13:51 HRS
Place: LUSAKA